Filed Pursuant to Rule 433

Registration No. 333-204165

American International Group, Inc.

$500,000,000

4.700% NOTES DUE 2035

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	4.700% Notes Due 2035

Expected Ratings (Moody’s / S&P/Fitch)*:	Baa1 / A- / BBB+ (stable/stable/positive)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	July 7, 2015

Settlement Date:	July 10, 2015 (T + 3)

Maturity Date:	July 10, 2035

Principal Amount:	$500,000,000

Price to Public:	99.397% of principal amount

Gross Underwriting Discount:	0.750%

Net Proceeds to Issuer Before Expenses:	$493,235,000

Spread to Treasury Benchmark:	T + 170 basis points

Treasury Benchmark:	2.500% due February 15, 2045

Treasury Benchmark Yield:	3.047%

Coupon:	4.700%

Yield to Maturity:	4.747%

Interest Payment Dates:	Semi-annually on January 10 and July 10 of each year, commencing January 10, 2016

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to January 10, 2035 at a discount rate of Treasury + 25 basis points. Par redemption at any time on or after January 10, 2035.

CUSIP/ISIN:	026874 DE4 / US026874DE41

Joint Book-Running Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated

U.S. Bancorp Investments, Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers:	ANZ Securities, Inc. nabSecurities, LLC Santander Investment Securities Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank UniCredit Capital Markets LLC

Junior Co-Managers:	ING Financial Markets LLC Natixis Securities Americas LLC PNC Capital Markets, LLC Scotia Capital (USA) Inc. SG Americas Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.